UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
AUG 2 0 2002
1086

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

RADWARE LTD.
(Translation of registrant's name into English)

22 Raoul Wallenberg St., Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

FOR IMMEDIATE RELEASE

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

Leading Korean Telecommunication Companies Implement Radware's Global IP Application Switching Solution

Korean Telcos Hanaro, Thrunet and DACOM Deploy Radware's Web Server Director to Provide a Fault Tolerant, High Performance Network Environment

Mahwah, NJ, July 10, 2002 — Radware (NASDAQ; RDWR) the leading provider of intelligent Application Switching ensuring control, performance and the integrity of networked applications across the enterprise, announced that three prominent Korean telecommunication companies installed Radware's Web Server Director (WSD) with SynApps Architecture to provide cost efficient traffic management and security.

Radware's award winning Application Security module protects networks from over 450 malicious attacks including those generated by Nimda and Code Red viruses. The real-time protection, coupled with the performance power of the Application Switch II platform provides a quick return on investment by preventing expensive downtime costs associated with attack viruses. The Application Security module includes a proprietary classification engine that is easily configured to identify and deny traffic from infected systems, ensuring the optimal health and operation of applications and networks at all times.

"In less than three weeks after installing WSD with SynApps Architecture, users reported the key benefit of their return on investment - the prevention of malicious attacks and expensive downtime costs," said YY Chung, Managing Director, Radware Korea. "Radware has raised industry standards with the security related features available on the Application Switch II platform and we are pleased that Hanaro, Thrunet and DACOM selected Radware to optimize and secure their network."

About Radware

Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of critical business processes. Radware's solutions address the needs of corporate enterprises, service providers, and e-commerce business through one or more of our award winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, LinkProof, Peer Director, CertainT 100. Our comprehensive suite of products service end-to-end application operations, providing robust and scalable network traffic assurance. *Get certain, from click to content, across your network -- with Radware.* For more information, please visit us at www.radware.com

About Thrunet

Founded in July 1996, Korea Thrunet Co., Ltd. is the largest provider of cable modem broadband Internet access services in Korea, as well as a provider of enterprise network and broadband portal services. They provide broadband Internet services via cable modem to residential customers and SOHOs (Small Office & Home Office) throughout Korea. Thrunet's broadband services offer "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access. Thunet's enterprise network services consist primarily of leasing dedicated fiber optic lines to corporate customers for transmitting voice and data. The company provides enterprise network services to more than 310 customers, with major Korean telecommunications companies such as SK Telecom Co., Ltd. and Shinsegi Telecomm Inc. accounting for a sizeable portion of their enterprise network revenues.

About Hanaro

Hanaro Telecom, Inc.(NASDAQ NM : HANA, Kosdaq : 33630) is Korea's second largest broadband Internet access provider and only competitive local exchange carrier. Hanaro introduced Korea's first ADSL in April 1999 and currently deliver voice and data services over ADSL, Cable and LDMS to 80 cities nationwide. With more than 1500 employees and a highly experienced management in the IT industry, Hanaro operates its business in broadband access, e-business, Internet portal and Internet Data Center services.

About DACOM

Since its foundation in 1982, DACOM has been a leader in the development of the information society. Introducing of domestic and International Digital Leased-line services, the company has firmly evolved into Korea's premier provider of Internet, network, and telecommunications services and to its credit has successfully developed and operated the 1988 Seoul Olympics network, the national administration telecommunications network. Furthermore, the company provides the 002 international telephone service, premium online service as the Chollian and high-quality Internet service such as the BORANet. Its superior national position has been realized as a result of the company's operational expertise, competitive services, and quality personnel.

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FOR IMMEDIATE RELEASE

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Maryanne Caruso, Mission Critical Systems; 954-766-2550 x205 or mcaruso@locked.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

MISSION CRITICAL SYSTEMS AND RADWARE PARTNER TO OFFER HIGHLY AVAILABLE AND FLEXIBLE SECURITY SOLUTIONS

MAHWAH, NJ & FORT LAUDERDALE, FL July 23, 2002 - Radware (NASDAQ; RDWR), the leader in Intelligent Application Switching (IAS), ensuring end-to-end control, performance and integrity of networked applications announced today an agreement with Mission Critical Systems, Inc., a leader in security services, to offer layered security in network infrastructures.

Radware's comprehensive product suite of Intelligent Application Switching solutions includes the FireProof Security Application switch, the industry's first Security Application Switch, ensuring the integrity and operation of security devices across the enterprise. FireProof recently won *Network Computing's* 2002 Well-Connected Award. FireProof combines load balancing, optimization, and high availability for firewalls, Virtual Private Networks (VPN) gateways and Intrusion Detection Systems (IDS). In addition, FireProof employs an innovative method of mitigating any form of Denial of Service (DoS) and/or Distributed Denial of Service (DDoS) attacks, ensuring full protection at Gigabit speeds, as well as an application security module which detects and prevents over 450 attack signatures.

For secured web transactions Radware offers its CertainT 100 product line delivering 1600 transactions per second, twice faster than any other product in the market, allowing customers to scale their secured web transactions as much as they need.

"Radware's reputation in the application switching arena is growing exponentially and more companies are realizing the powerful array of their product line," said Frank Darden, Chief Technology Officer, Mission Critical Systems, Inc. "Blocking unauthorized access to the network is paramount in today's networks and Radware's FireProof is a key element to manage and block that unauthorized traffic."

"Our relationship with Mission Critical Systems is another step in our efforts to bring network security to the forefront and immediate consciousness of our customers," said Mike

Littleton, Partner Account Manager, Radware. "Through Mission Critical Systems, customers can benefit from our best of breed coupled with the necessary security services and integration."

About Radware

Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of the critical business processes. Radware's solutions address the needs of corporate enterprises, service providers and e-commerce business through one or more of our award-winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, LinkProof, Peer Director and the CertainT 100. Radware's comprehensive suite of products service end-to-end application operations and provide robust and scalable network traffic assurance. *Get certain, from click to content, across your network – with Radware.* For more information, please visit us at www.radware.com

About Mission Critical Systems, Inc.

Mission Critical Systems is an award-winning leader in enterprise security. The company deploys best-of-breed security solutions by building strong relationships with its customers and solution partners. Since inception, Mission Critical Systems has advocated a comprehensive approach to information security. As part of its process, the company provides a detailed evaluation of all aspects of an organization's vulnerability to internal compromises and external threats. For more information on Mission Critical Systems, Inc., visit www.locked.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Radware Announces Earnings Conference Call

TEL AVIV, Israel; July 25, 2002 — Radware (NASDAQ; RDWR) the leader in Intelligent Application Switching, ensuring control, performance and the integrity of networked applications across the enterprise will present its second quarter financial results in a conference call on Monday, July 29, 2002, at 08:45 AM (EST).

Below is the URL link to the upcoming webcast presentation:
http://www.radware.com/content/about/investor.htm

About Radware

Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of the critical business processes. Radware's solutions address the needs of corporate enterprises, service providers and e-commerce business through one or more of our award-winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, LinkProof, Peer Director and the CertainT 100. Radware's comprehensive suite of products service end-to-end application operations and provide robust and scalable network traffic assurance. *Get certain, from click to content, across your network – with Radware.* For more information, please visit us at www.radware.com

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Dennis S. Dobson, Inc.

Dennis S. Dobson, CEO
Financial Public Relations
1522 Mill Plain Road
Fairfield, CT 06430

Global Financial Public Relations For Technology Companies

Telephone 203-255-7902

Fax 203-255-7961
E-Mail Address-IR@radware.com

FOR IMMEDIATE RELEASE

Contact: Meir Moshe, Chief Financial Officer, Radware Ltd.
011-972-3766-8610
Dennis S. Dobson, for Radware Ltd.
(203) 255-7902

RADWARE LTD. ANNOUNCES SECOND QUARTER RESULTS

*** Quarter revenues of $10.6 million, inline with guidance**
*** Quarterly Loss of $0.05 per share, 2 cents better than guidance**

Tel Aviv, Israel, July 29, 2002— Radware (Nasdaq: RDWR), the leading provider of Intelligent Application Switching (IAS) ensuring control, performance and the integrity of networked applications across the enterprise, today reported revenues of $10.6 million for the second quarter of 2002 compared with sales of $10.1 million for the first quarter of 2002

Net loss for the second quarter of 2002 was $0.8 million or $0.05 per share, compared to net loss of $1.4 million or $0.08 per share in the first quarter of 2002.

The company had a positive operational cash flow for the first two quarters of 2002, and has $124 million in cash, short-term and long-term bank deposits.

"We are very pleased with our consistent growth in revenues and market share as we continue to make strong progress globally despite the difficult economic atmosphere," said Roy Zisapel, President and CEO of Radware.

During the quarter ended June 30, 2002, Radware released the following significant announcements:

- Radware Announces the Fastest SSL Accelerator in the Market:
CertainT 100 - 1600
- Radware's FireProof Security Application Switch wins 2002 Network Computing's Well-Connected Award
- Radware Introduces Configware Insite - The First Site Wide Management Tool To Control and Manage Intelligent Application Switching Devices Across the Entire Network
- Radware's SynApps Architecture Wins Best of Show at Internet World
- Radware initiates expanded production and manufacturing capabilities
- Radware's LinkProof increases Network Efficiency and cuts costs at Continental Airlines
- Quest Software and Radware form Strategic Alliance, integrating Performance Management with Application Switching
- Radware Joins Forces with Pyramid Computers GmbH and Check Point Software Technologies to Deliver High Availability Gigabit VPN Security Solutions

Company management will host a quarterly investor conference call at 8:45 AM EST on July 29, 2002. The call will focus on financial results for the quarter ended June 30, 2002, and certain other matters related to the Company's business.

The conference call will be webcast on July 29 2002 at 8:45 AM (EST) in the "listen only" mode via the Internet at:
www.radware.com/content/about/investor.htm

About Radware

Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet.

Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of critical business processes. Radware's solutions address the needs of corporate enterprises, service providers, and e-commerce business through one or more of our award winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, LinkProof, Peer Director, CertainT 100. Our comprehensive suite of products service end-to-end application operations, providing robust and scalable network traffic assurance. *Get certain, from click to content, across your network -- with Radware.* For more information, please visit us at www.radware.com

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This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, successful implementation of the company's products, economic and competitive factors, international market conditions, technological developments, the ability to finance operations and other factors which are detailed in the company's SEC filings.

Condensed Consolidated Balance Sheets
(U.S. Dollars In thousands)

	December 31, 2001	June 30, 2002 (unaudited)
Current assets		
Cash, cash equivalents and Short Term investments	125,680	66,792
Trade receivables, net	7,868	8,789
Other receivables and prepaid expenses	1,174	1,019
Inventories	4,781	4,140
	139,503	80,740
Property and equipment, net	4,037	3,890
Long-term bank deposit	-	57,581
Other assets	921	1,028
Total assets	144,461	143,239
Current liabilities		
Trade payables	2,541	3,185
Other payables and accrued expenses	12,051	11,871
	14,592	15,056
Accrued severance pay	930	1,031
Minority's interest	1	35
Total liabilities	15,523	16,122
Shareholders' equity		
Share capital	413	415
Additional paid-in capital	131,615	131,839
Deferred compensation	(394)	(249)
Accumulated deficit	(2,696)	(4,888)
Total shareholders' equity	128,938	127,117
Total liabilities and shareholders' equity	144,461	143,239

Condensed Consolidated Statements Of Operations
(U.S. Dollars In thousands, except per share data)

	For the Three months ended June 30, 2001 (Unaudited)	For the Three months ended June 30, 2002 (Unaudited)	For the Six months ended June 30, 2001 (Unaudited)	For the Six months ended June 30, 2002 (Unaudited)
Sales	13,010	10,560	25,820	20,661
Cost of sales	2,378	1,948	4,484	3,805
Gross profit	10,632	8,612	21,336	16,856
Research & Development, net	2,048	1,916	4,026	3,928
Sales & Marketing	7,459	7,550	14,979	14,975
General & Administrative	919	1,024	1,924	2,058
Total operating expenses	10,426	10,490	20,929	20,961
Operating profit (loss)	206	(1,878)	407	(4,105)
Financial income, net	1,873	1,089	3,916	1,947
Income (loss) before taxes on income	2,079	(789)	4,323	(2,158)
Taxes on income	(187)	-	(389)	-
Minority's interest	6	(7)	28	(34)
Net income (loss)	1,898	(796)	3,962	(2,192)
Basic net income (loss) per share	$ 0.12	$ (0.05)	$ 0.24	$ (0.13)
Weighted Average shares used to compute Basic net income (loss) per share	16,399,933	16,565,566	16,369,357	16,552,630
Diluted net income (loss) per share	$ 0.11	$ (0.05)	$ 0.23	$ (0.13)
Weighted Average shares used to compute Diluted net income (loss) per share	17,720,004	16,565,566	17,518,897	16,552,630

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.



Date: 15th August, 2002

By: ____________________

Meir Moshe
Chief Financial Officer